SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

____________________________________________
CONSOLIDATED NATURAL GAS COMPANY             :
Pittsburgh, Pennsylvania                     :
                                             :
CNG COAL COMPANY                             :
CNG PRODUCING COMPANY                        :
CNG PIPELINE COMPANY                         :
CNG RESEARCH COMPANY                         :
CNG STORAGE SERVICE COMPANY                  :             MASTER
CNG ENERGY SERVICES CORPORATION              :          CERTIFICATE
CNG POWER COMPANY                            :               OF
CNG TRANSMISSION CORPORATION                 :          NOTIFICATION
CNG PRODUCTS AND SERVICES, INC.              :             NO. 7
CNG MARKET CENTER SERVICES, INC.             :
CNG FINANCIAL SERVICES, INC.                 :         TRANSACTIONS
CONSOLIDATED NATURAL GAS SERVICE             :         DURING PERIOD
  COMPANY, INC.                              :         _____________
CONSOLIDATED SYSTEM LNG COMPANY              :
HOPE GAS, INC.                               :        October 1, 1997
THE EAST OHIO GAS COMPANY                    :            through
THE PEOPLES NATURAL GAS COMPANY              :       December 31, 1997
VIRGINIA NATURAL GAS INC.                    :
THE EAST OHIO GAS COMPANY AS                 :
  SUCCESSOR TO WEST OHIO GAS COMPANY         :
                                             :
File No. 70-8667  (Part A)                   :
Also Reported at Part B                      :
File Nos. 70-7258, 70-7508, 70-7641,         :
          70-7845, 70-8447, 70-8577,         :
          70-8621, 70-8631, 70-8853          :
          and 70-8883                        :
                                             :
(Public Utility Holding Company Act of 1935) :
____________________________________________ :

TO THE SECURITIES AND EXCHANGE COMMISSION:

	This Master Certificate contains the Rule 24 certificates required to be filed on a periodic basis for File No. 70-8667 and various other files in order to eliminate the burden of making over twenty separate individual filings.
This Certificate is filed in accordance with Rule 24 under the Public Utility Holding Company Act of 1935 (the "Act"), as a notification that of the various transactions authorized under the orders issued in the proceedings identified in the above caption, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the respective Application-Declarations and the orders. The Master Certificate thus acts as a compilation of the various other certificates and incorporates all Rule 24 reporting from the other captioned proceedings.

	By Order dated March 28, 1996, HCAR No. 26500, ("Financing Order") under File No. 70-8667, the Securities and Exchange Commission ("SEC") permitted the "Omnibus Financing" Application-Declaration of Consolidated Natural Gas Company ("Consolidated") and its above-mentioned subsidiaries ("Subsidiaries") to become effective, thereby authorizing Consolidated and its Subsidiaries to engage in various financing and related transactions through March 31, 2001. Part A contains reporting on external and intrasystem financing of the Consolidated system as required by the Financing Order.

	Part B contains reporting required by other SEC orders in the captioned proceedings. The information is subdivided by SEC file number. Rule 52 transactions (Form U-6B-2) and any order-specific financial information (i.e., income statements, balance sheets) are attached as exhibits to Part A and Part B respectively, as appropriate.

PART A

EXTERNAL FINANCING BY CONSOLIDATED:

File No. 8667:

1.	Sale of CNG Common Stock.

	Consolidated sold no common stock during this period, except for sales associated with employee benefit plans.

        Price per share:			N/A
		Market Price per share
		  as of date of Sales
		  Agreement				N/A

	Consolidated issued and sold the following shares of common stock during the quarter:
                                           Shares        Amount
                                          ________    ____________

		Employee benefit plans             161,341     $ 6,602,499
		Debenture conversions                    0               0
		Dividend reinvestment plan               0               0
                                           _______     ___________

            Total                          161,341     $ 6,602,499
                                           =======     ===========
2.	Short Term Debt.

	During the period, Consolidated issued and sold commercial paper. The maximum amount of Consolidated's commercial paper outstanding at any time during this period was $475,400,000 principal amount. There was $238,700,000 principal amount of commercial paper outstanding on December 31, 1997.

	There were no borrowings or repayments of borrowings under commercial paper backup lines of credit during the reporting period.

3.	Long Term Debt.

		On December 9, 1997, Consolidated sold $300,000,000 principal amount of
6.80% Debentures Due December 15, 2027 through an underwritten public offering. The price to public was 99.190%, the underwriting discount was 0.875%
and the proceed to the Consolidated were $294,945,000 (98.315%).  Chase
Securities Inc. and Salomon Smith Barney were the underwriters.  The sale occurred pursuant to Consolidated's shelf registration, Registration
Statements No. 33-52585 ($50 million) and No. 333-25347 ($250 million).
The registration statements and the Rule 424(b) prospectus relating to the 6.80%
Debentures, filed with the Commission on December 10, 1997, are hereby incorporated by reference.

INTRASYSTEM FINANCING

4. Financing by Parent of Its Subsidiaries

			The transactions described below between Consolidated and its subsidiaries occurred under exemptions pursuant to Rule 52 and are not part of the authorizations under this file number.  The proceeds of the above described transactions will be used by the subsidiaries in their respective businesses.
The Certificates of Notification as required by Rule 52 on Form U-6B-2 are filed as Exhibit A-1 through A-3, respectively.


a. Sales of Capital Stock to Consolidated by Subsidiaries.

                                                                     Total
			     	                      Date    Shares       Amount
				                       _____   _______   ___________
   CNG Energy Services Corporation             12/18       600   $   160,000
   Virginia Natural Gas, Inc.                  12/30       875    35,000,000
   The Peoples Natural Gas Company             12/30   180,000    18,000,000

     b. long-term debt transactions occurring during the period.

	The following subsidiaries sold long-term notes on December 30, 1997 to Consolidated in the principal amounts indicated below. All of the notes carry an interest rate of 6.95%, which is substantially equal to the effective cost of money to Consolidated in its sale on December 9, 1997 of 6.80% Debentures Due December 15, 2027. Each of the notes mature on December 15, 2027 with interest payments due semiannually on June 15 and December 15. The Certificates of Notification for newly-issued debt as required by Rule 52 on Form U-6B-2 are Exhibits A-3 through A-7.

                                          Principal Amount
                                               of Note
                                           ________________

     CNG Producing Company                 $  30,000,000
     CNG Transmission Corporation             14,000,000
     The East Ohio Gas Company                40,000,000
     The Peoples Natural Gas Company           9,000,000
     Hope Gas, Inc.                            3,000,000

   c. Guarantees

	The following guarantees were made during the reporting period: (i) CNG entered into a $12,000,000 limit agreement with Global Energy Services, LLC on behalf of CNG Energy Services Corporation and (ii) CNG Energy Services Corporation entered into an agreement with the PJM Interconnection on behalf of CNG Retail Services Corporation.

5.  Subsidiary Long-term Debt Transactions.

	There were no long-term debt transactions of Subsidiaries to be reported for the quarter other than as disclosed above.

6.  Subsidiary Stock Buy Back Transactions.

	There were no Subsidiary stock buy back transactions to be reported for the quarter.

PART B
RULE 24 CERTIFICATES REQUIRED BY OTHER SEC ORDERS

File No. 70-7258:

	By orders dated June 12 and July 16, 1986 (HCAR Nos. 24128 and 24150), as amended by orders dated May 27, 1987 (HCAR No. 24399), February 14, 1990 (HCAR No. 25040), May 13,1991 (HCAR No. 25311), April 8, 1994 (HCAR No. 26021), and
July 18, 1997 (HCAR No. 26742), the SEC permitted the application-declaration of Consolidated and subsidiaries to become effective, thereby authorizing the establishment of a Consolidated System Money Pool ("Money Pool").

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by said orders, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by said application-declaration and said orders:

	During the period, the following transactions occurred:


Consolidated Natural Gas Company (In Thousands)

          Beginning                                           Ending
           Balance       Contributions     Withdrawals        Balance
       _______________  _______________  _______________  _______________

          $349,673        $639,924        $507,913         $481,684



Subsidiaries (In Thousands)
                           Beginning                                   Ending
   Company                  Balance    Contributions  Withdrawals     Balance
  _________                 _________   _____________  ___________    _________

The East Ohio Gas Co. $   ($172,670)     $188,251      $253,979     ($238,398)
The Peoples Natural
  Gas Company               (54,705)       57,660        43,690       (40,735)
Hope Gas, Inc.              ( 7,210)       29,615        35,145       (12,740)
Virginia Natural Gas, Inc.  (57,480)       46,815        42,005       (52,670)
CNG Transmission Corp.        8,410        98,915       100,695         6,630
Consolidated System
    LNG Company               9,650         4,200         1,610        12,240
CNG Iroquois                  2,675         4,020           625         6,070
CNG Producing Company         1,620       155,510       122,160        34,970
CNG Coal Company              3,195            50            60         3,185
CNG Pipeline Co.              1,145           290           250         1,185
CNG Energy Services        (105,650)      191,120       213,070      (127,600)
CNG Storage Services Co.      2,670           640           350         2,960
CNG Power Co.                12,880         6,000         3,630        15,250
CNG Power  - Cogen.              70             0             0            70
CNG Power  - Cogen. Dev.     (1,200)            0             0        (1,200)
Lakewood 6680                   330             0             0           330
Lakewood 7909                 9,605             0             0         9,605
CNG Research Company            265             0             0           265
Consolidated Natural Gas
  Service Company, Inc.      (2,835)       36,715        35,300        (1,420)
CNG Power Services Corp.      3,850        33,100        31,750         5,200
CNG Retail Corp.               (530)       22,040        11,140        10,370
CNG Market Center Services      240             0            40           200
CNG Products & Services      (3,630)        1,385         5,600        (7,845)
CNG International Corp.        (370)        3,770        85,643       (82,243)

File No. 70-7508:

	By order dated February 23, 1995 (HCAR No. 26234) in the above captioned proceeding, the SEC permitted the application-declaration of Consolidated and CNG Financial Services, Inc. ("CNGF") to become effective. The authorization allows CNGF to finance the purchase by others of certain types of gas equipment as follows: (1) standard gas appliances; (2) new technology equipment such as heat pumps, air conditioning and turbines fueled by natural gas; and (3) alternate fuel equipment which allows the use of natural gas instead of coal or some other fuel. Also in such order, Consolidated was authorized to provide CNGF with up to an aggregate of $25 million in funds, on a revolving basis, through December 31, 1998, to enable CNGF to make gas equipment financing loans to customers. Consolidated can fund CNGF by (1) purchasing CNGF common stock, $10,000 par value, (2) providing open account advances to CNGF, or (3) providing long term loans to CNGF.

	CNGF is an inactive corporation and has engaged in no business transactions to date.


File No. 70-7641:

	By orders dated January 9, 1991, February 28, 1991, May 7, 1991, July 6, 1993 and September 12, 1996 (HCAR Nos. 25239, 25263, 25308, 25845 and 26571,
respectively) ("Orders"), in the above-captioned proceeding, the SEC permitted the application-declaration of CNG Transmission Corporation ("Transmission") and CNG Iroquois, Inc. ("CNGI"), as amended, to become effective, thereby authorizing Transmission to provide financing to CNGI through the purchase of common stock of CNGI and/or the making of open account advances to CNGI.

Transmission and CNGI were also authorized by the Orders to provide guaranties and indemnities on behalf of CNGI and Iroquois Gas Transmission System, L. P. ("Iroquois"), respectively. The current authorization for up to an aggregate of $20 million in financing extends to June 30, 2001. The purpose of the financing is to provide funds to CNGI for use relating to its 16% general partnership interest in Iroquois, which owns and operates an interstate natural gas pipeline extending from the Canadian border to Long Island, New York.

	This certificate is filed in accordance with Rule 24 as notification that the following transactions authorized by the Orders have been carried out during the reporting quarter in accordance with the terms and conditions of, and for the purposes represented by, the application-declaration and the Orders.

(1) Transmission purchased no shares of common stock during the quarter. As of December 31, 1997, CNGI had 2,394 shares of common stock outstanding.

   (2) No open account advances were made by Transmission to CNGI during the quarter, and no such open account advances were outstanding as of
        December 31, 1997.

   (3) CNGI's total investment in Iroquois was $31,978,731 as of December 31, 1997.

   (4) A distribution of $4,000,000 was received from Iroquois during this quarter (representing CNGI's share from the partnership distribution). Total distributions received by CNGI from Iroquois during the year ended December 31, 1997 aggregated $8,600,000.


File No. 70-7845:

     By order dated August 27, 1992, HCAR No. 25615, the SEC permitted the application-declaration of Consolidated and its subsidiary, CNG Power Company ("CNG Power") (known as CNG Energy Company prior to a name change effective January 16, 1995), to become effective, thereby authorizing Consolidated to provide CNG Power up to $25,000,000 in financing through December 31, 1997, to be used by CNG Power to engage, through its NGV Division, in NGV activities (as defined in the application-declaration). Such financing would be provided by the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof. Effective May 1, 1996, CNG Power became a wholly-owned subsidiary of CNG Energy Services Corporation, a wholly-owned subsidiary of Consolidated, as authorized by SEC order dated April 22, 1996, HCAR No. 26509.

   This Certificate is filed in accordance with Rule 24, as a final notification that of the various transactions authorized by the January 16, 1995 order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the application-declaration and such order. The past-tense opinion is filed as
Exhibit 7845C to this report in accordance with the requirements of Exhibit F to Form U-1. The reporting for the quarterly period is as follows.

1.  Financial Statements of CNG Power and Its NGV Division.

     The balance sheet and income statement, as of the end of the reporting period and for such period, for CNG Power and its NGV Division, respectively, are filed as Exhibits 7845A and 7845B.

2.  Revenues by LDC and Non-LDC States.

     The NGV Division had the following revenues from LDC states and non-LDC states (as such terms are defined in the Application-Declaration):

		For the Period	Cumulative
		______________	____________

	LDC States	$          0	$          0
	Non-LDC States	           0	           0
		____________	____________

		Total	$          0	$          0
			============	============

3.	NGV Activities - Expenditures and Investments.

	(a)	Joint Investments:

				                      Amount Invested
		Identity of		    By CNG Power	    By Others	      Total
		Investment Entity,		____________________	__________________
		Other Investors		During		During		During
		and Percentages	    Description	 the		 the		 the
		of Participation	   of Activities	Period	Cumulative	Period	Cumulative	Period	Cumulative
		__________________	___________________	______	__________	______	__________	______	__________

		       None	       None	$    0	 $      0	$    0	 $      0	$    0	 $      0



	(b)	Third Party Financing

				                 Third Party Financing
				         Amount
		Investment Entity in Which	______________________
		CNG Power Has a Direct or	  During
		Indirect Ownership Interest	the Period	Cumulative	Description of Terms
		___________________________	__________	__________	____________________

		           None	 $      0	 $      0	        N/A



	(c)	Financing Obtained by CNG Power from Consolidated to Engage in NGV Activities:

		   Open Account Advances	     Long-Term Loans	       Common Stock
		__________________________	__________________________	__________________________
		For the Period	Cumulative	For the Period	Cumulative	For the Period	Cumulative
		______________	__________	______________	___________	______________	__________

		$            0	$    7,891	$	$	$	$
1

4.	State Utility Commission Activity.

		There have been no state utility commissions proceedings concerning NGV Activities of CNG Power for the reporting period.

5.	Description of CNG Power's NGV Activities for the reporting period.

		There have been no CNG Power NGV activities of any consequence during the reporting period.

                                                       Exhibit 7845A

                          CNG Power Company
                             Balance Sheet
                         December 31, 1997(1)
                        (Thousands of Dollars)

                                             CNG Power         NGV
Assets                                        Company       Division
______                                      __________     __________

Property, plant & equipment

    Total Investment                         $   6,489      $       -
    Less accumulated depreciation                2,611              -
                                             _________      _________
    Net property, plant & equipment         $    3,878     $        0

Cash                                            (2,055)             -
Accounts Receivable                             24,398              -
Inventories                                        167              -
Investments                                     38,623              -
Deferred Charges                                     3              -
                                             _________      _________
     Total Assets                            $  65,014      $       0
                                             =========      =========

Stockholders Equity & Liabilities
_________________________________

Capitalization

    Common stock                                22,460              -
    Retained earnings                           12,625             (6)
                                             _________      _________
        Total common stockholders equity     $  35,085      $      (6)

Long-term notes payable to parent company       13,083              -
                                             _________      _________
        Total capitalization                 $  48,168      $      (6)

Total current liabilities                        2,198              6
Accumulated deferred income taxes               14,648              -

                                             _________      _________
        Total stockholder's equity and
          liabilities                        $  65,014      $       0
                                              ========      =========


(1)	This balance sheet has not been audited by the Company's independent auditors.

                                                              Exhibit 7845B

                           CNG Power Company
                            Income Statement
                    Year Ended December 31, 1997(1)
                        (Thousands of Dollars)

	 CNG Power	   NGV
	  Company	 Division
	__________	__________

Total operating revenues	 $   9,979	$        -
Total operating expenses	     9,239
			 _________	__________
	Operating income before taxes	 $     740	$        0

Total estimated income taxes	     1,855	         -
			 _________	__________
	Operating income	 $  (1,115)	$        0

Other income	     4,616	         -
Interest charges	       840 	         -
			 _________	__________

	Net income	 $   2,661	$        0
			 =========	==========




(1)	This income statement has not been audited by the Company's independent auditors.

                                                              Exhibit 7845C

                                                        March 27, 1998





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.


		Re:	Consolidated Natural Gas Company, et al.
		     SEC File No. 70-7845


Dear Sirs and Madams:

	This "past-tense" opinion is rendered in accordance with the requirements of Exhibit F to Form U-1 of the Securities and Exchange Commission ("Commission"). The opinion concerns the Commission order dated August 27, 1992, HCAR No. 25615, authorizing CNG Power Company ("Power Company," but then called CNG Energy Company), an indirect subsidiary of Consolidated Natural Gas Company ("Consolidated"), to engage in natural gas vehicle activities. This authorization expired on December 31, 1997; no request has been made for an extension of this authorization due to the inactivity under the original authorization and the inclusion of natural gas vehicle activities ("NGV Activities") as a category under the recently adopted Commission Rule 58.

	I have examined such documents, records, laws and other matters as I deemed relevant and necessary for the purposes of this opinion. Based on such examination, I am of the opinion that the transactions consummated by Power Company were in accordance with the aforesaid Commission authorization, and that:

(a) All state laws applicable to the transactions have been complied with;

(b) The capital stock of Power Company issued, if any, for NGV Activities is validly issued, fully paid and nonassessable, and the holder thereof is entitled to the rights and privileges pertaining thereto set forth in the Certificate of Incorporation of power Company; and the open account advances and long-term loans, if any, to Power Company for NGV Activities are valid and binding obligations of Power Company in accordance with their terms;

(c) The parent company of Power Company with respect to NGV Activities legally acquired the capital stock of, and interests in open account advances and long-terms loans to, Power Company.

(d) The consummation of transactions authorized for NGV Activities did not violate the legal rights of the holders of any securities issued by Consolidated or Power Company or any associate company thereof.

	I hereby consent to the use of this opinion in connection with the filing.
                                        Very truly yours,

									N. F. Chandler
									Attorney

File No. 70-8447:

By Order dated October 21, 1994, HCAR No. 26148, the Securities and Exchange Commission permitted the Application-Declaration of Consolidated Natural Gas Company, et al. ("Consolidated"), to become effective, thereby authorizing Consolidated to provide its subsidiary, CNG Power Company ("CNG Power") up to $2,000,000 in financing through July 1, 2004, to be used by CNG Power to invest in its special purpose wholly-owned subsidiary, CNG Market Center Services, Inc. ("CNGMC"). (As of January 16, 1995, CNG Energy Company changed its name to CNG Power Company.) Such financing is provided by Consolidated through the purchase of CNG Power common stock, the making of open account advances or the making of long-term loans, in any combination thereof.

		CNGMC owns a 50% general partnership interest in CNG/Sabine Center, the Delaware partnership operating a market center or "super-hub" which offers services at points along the 7,400 mile pipeline system of CNG
Transmission Corporation (Consolidated's wholly-owned pipeline subsidiary).
The other 50% general partnership interest is owned by Sabine Hub Services
Company, a wholly-owned subsidiary of Texaco, Inc.

	This Certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions of and for the purposes represented by the Application-Declaration and the Order.
The reporting required by the Order for the past semi-annual period is as follows:

	(i)  Financial Statements.

	The balance sheet and income statement of CNGMC for the reporting period are filed as Exhibits 8447A and 8447B.

	(ii)  Description of CNGMC Activities for the Period.

	The CNG/Sabine Center began operations on November 1, 1994. The number of customers and volumes continue to increase. The Center averaged about 1,000,000 dekatherms per day throughput during the reporting period; peak-day throughput for the reporting period is about 1,500,000 dekatherms. For this reporting period the Center's transactions consisted of about 10% transmission or wheeling, 5% loaning; 10% parking, and 75% intra-hub or title transfer services. As of the current date, the Center has 130 customers under contract. While most of the Center's customers are natural gas marketers/traders or producers, some are local gas distribution utilities.

                                                     Exhibit 8447A

CNG Market Center Services, Inc.
Balance Sheet
December 31, 1997(1)
Assets
______
Property, plant & equipment
	Total Investment	          $      --
	Less accumulated depreciation						          --
		Net property, plant & equipment						          --
Cash							           12,081
Accounts Receivable					          352,732
Inventories						          --
Investments at Cost	                                  $1,137,471
Deferred Charges				              --
			                                           __________
Total Assets                                          $1,502,284
						         ==========
Stockholders Equity & Liabilities
_________________________________

Capitalization
	Common stock		          $  100,000
	Retained earnings                                    700,654
                                                      __________
Total common stockholders equity				           800,654
Long-term notes payable to parent company					                0
                                                      __________
Total capitalization                             800,654
Total current liabilities				           631,630
Accumulated deferred income taxes					           70,000
		           __________
Total liabilities and stockholder's equity    $1,502,284
                                              ==========

(1) This balance sheet has not been audited by the Company's independent auditors.

Exhibit 8447B
CNG Market Center Services, Inc.
Income Statement
For the Year Ended December 31, 1997(1)



Total operating revenues	             $  --
Total operating expenses	               25,209
					          _________
Operating income before taxes	              (25,209)

Total estimated income taxes	              305,000
					          _________
Operating income				          (330,209)
Other income					          776,753
Interest charges	              4,224
		          _________
	Net income	           $450,768
		          =========
(1) This income statement has not been audited by the Company's independent auditors.

File No. 70-8577:

	By Order dated August 28, 1995 ("Order"), HCAR No. 26363, in the above-captioned proceeding, the Securities and Exchange Commission authorized Consolidated and CNG Energy Services Corporation ("Energy Services") to engage in the business of providing ten categories of energy-related services ("Customer Services") to customers of CNG's local distribution companies and to others, primarily customers of utilities not affiliated with CNG.

	Energy Services formed a new special-purpose subsidiary, CNG Products and Services, Inc. ("CNGP&S"), in 1995 to engage in the new business. The newly formed company was originally called "CNG Special Products and Services, Inc.", but the name was changed to CNG Products and Services, Inc. effective November 20, 1995.

	By order dated August 27, 1997, HCAR No. 26757, the SEC authorized CNGP&S to provide five additional categories of services, an enhanced version of an already authorized category of service, and certain incidental products and services related to the approved categories.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the Order.

	Filed herewith as Exhibit 8577A are financial statements of CNGP&S.

1. Description of Revenues.

	Revenues from CNGP&S for this period are $2,253,893. The only Customers Services being offered at this time are the Service Line Maintenance Program and Appliance Repair Plus Program.

2. State Commission Orders.

	There are no state commission orders or post-transaction audit documents relating to CNGP&S to be filed.

3. Services Provided by Affiliates to CNGP&S.

	See the income statement in Exhibit 8577A.

       25                                                     Exhibit 8577A

CNG Products and Services, Inc.
Balance Sheet
As of December 31, 1997


Assets
______

Property, plant and equipment                        $    76,548
Accumulated depreciation and amortization                (11,985)
                                                     ___________
          Net property, plant and equipment               64,563

Investment in Subsidiary Company, at equity            1,863,405

Current assets
     Cash and temporary cash investments                  51,877
     Accounts receivable                                 315,353
     Accounts Receivable - Affiliates                 14,400,969
                                                     ___________
          Total current assets                        14,768,199

Other Investments                                        250,000
Deferred income taxes                                    229,000
                                                     ___________
          Total assets                               $17,175,167
                                                     ===========

Stockholder's Equity and Liabilities
____________________________________

Common stockholder's equity
     Common stock                                    $ 3,990,000
     Retained Earnings                                (1,075,586)
                                                     ___________

          Total common stockholder's equity            2,914,414

Current liabilities
     Accounts Payable                                $ 1,979,730
     Accounts Payable - Affiliates                    12,727,023
     Accrued Taxes                                      (446,000)
                                                     ___________
          Total current liabilities                   14,260,753
                                                     ___________

          Total stockholder's equity and liabilities $17,175,167
                                                     ===========


       26                                                     Exhibit 8577A
                                                            Continued

CNG Products and Services, Inc.
Income Statement
Three Months and Twelve Months to
December 31, 1997


                                         Three Months        Twelve Months
                                          to June 30        to December 31
                                          ___________         ____________

Operating Income:
    Service Line Protection                $1,527,040           $5,023,489
    Appliance Warranty                         46,891               88,762
                                           __________           __________

    Total Operating Income                  1,573,931            5,112,251
                                           __________           __________

Operating Expense:
   Services from Affiliates:
      CNG Service Company                     355,870            1,004,234
      Peoples Natural Gas                      13,822               52,451
      East Ohio Gas                                 0               45,082

    Other Operating Expenses                2,476,304            4,070,209
    Maintenance                                17,703               17,703
    Taxes Other than Income                    (7,900)              19,463
                                           __________           __________

      Subtotal                              2,855,799            5,209,142
                                           __________           __________

      Operating income before income taxes (1,281,868)             (96,891)

Income taxes                                 (548,000)            (141,000)
                                           __________           __________

      Operating income                       (733,868)              44,109
                                           __________           __________

Other Income
    Equity in earnings of subsidiary          (16,950)             (16,950)
    Other net                                   5,481                5,481
                                           __________           __________

Total other income                            (11,469)             (11,519)
                                           __________           __________

Interest expense                               91,661              112,809
                                           __________           __________

      Net income (loss)                     ($836,998)            ($80,219)
                                           ==========           ==========

File No. 70-8621:
_________________

	By Order dated July 26, 1995 ("Order"), HCAR No. 26341, the Securities and Exchange Commission authorized CNG Energy Services Corporation ("Energy Services"), a wholly-owned subsidiary of Consolidated Natural Gas Company ("CNG"), to acquire ownership interests with nonaffiliates in projects that involve gas related activities. This Certificate, a semi-annual report, is filed in accordance with Rule 24, as a notification that of the various transactions authorized by the Order, the following have been carried out in accordance with the terms and conditions thereof.

	Energy Services has the following investments in nonaffiliated entities:

		(1).  MAIN PASS GAS GATHERING SYSTEM

	As of June 30, 1997, Energy Services has invested $19,167,543 in the original general partnership, Main Pass Gas Gathering Company, which constructed a new gas gathering pipeline system in the Main Pass area of the Gulf of Mexico. On December 31, 1996, Main Pass Gas Gathering Company was merged with another general partnership, Dauphin Island Gathering Partners, which operated a nearby system. Energy Services' special-purpose subsidiary, CNG Main Pass Gas Gathering Corporation, is the "CNG partner" and holds a 13.6 percent general partnership interest in the new partnership. Other general partners are subsidiaries of PanEnergy Corporation, MCN Corporation, Coastal Corporation and Dauphin Island Gathering Company.

		(2).  MAIN PASS OIL GATHERING SYSTEM

As of June 30, 1997, Energy Services has invested $14,844,571 in a general partnership, Main Pass Oil Gathering Company, which operates a pipeline system in the Main Pass and Viosca Knoll areas to gather oil generated in conjunction with the operation of gas fields in such areas of the Gulf of Mexico. Energy Services' special-purpose subsidiary, CNG Oil Gathering Corporation, is the "CNG Partner" and holds a 33-1/3 percent general partnership interest in the partnership. Other parties are subsidiaries of PanEnergy Corporation and Amoco.

	To date, no parent guarantees have been issued, by CNG for the account of Energy Services or by Energy Services for any of its subsidiaries, for any of the investments with nonaffiliates authorized and reported in this proceeding.

File No. 70-8631:
_________________

	By order dated April 30, 1996, HCAR No. 26512, the SEC permitted the application-declaration of Consolidated and Energy Services to become effective, thereby authorizing Energy Services to organize and acquire a new special purpose subsidiary, CNG Energy Arbitrage Corporation ("CNG Energy Arbitrage"). CNG Energy Arbitrage was to, in turn, acquire a one-third general partnership interest in Energy Alliance Partnership ("Energy Alliance"), a to-be-formed Delaware partnership. The other general partners were to be Noverco Energy Services (U.S.)Inc., a wholly-owned subsidiary of Noverco, Inc., and H.Q. Energy Services (U.S.)Inc., a wholly-owned subsidiary of Hydro-Quebec.

	Energy Alliance was to engage in the business of marketing electricity, gas and other fuels, initially in the northeastern and middle Atlantic
United States. Mirror image parent-subsidiary debt and/or equity financing of up to $10 million by Consolidated, Energy Services and CNG Arbitrage was also authorized.

	To date neither CNG Arbitrage nor Energy Alliance has been formed due to the inability to obtain an order of the Federal Energy Regulatory Commission permitting Energy Alliance to be a wholesale marketer of electricity; consequently there are no business or financing transactions to be reported under the above file number. A preliminary agreement among the prospective partners in Energy Alliance expired on December 31, 1996.

File No. 70-8853:
_________________

By Order dated August 2, 1996, HCAR No. 26551, the Commission authorized CNG to issue parent guarantees through March 31, 2001, for CNG Power Services Corporation ("Power Services") its wholly-owned subsidiary for amounts not to exceed $250 million outstanding at any time. Power Services is an exempt wholesale generator under Section 32 of the Act and is engaged in the purchase and sale of electricity at wholesale.

CNG entered into the following guarantee agreements on behalf of Power
Services: (i) a $2,000,000 limit agreement with PacifiCorp having an underlying evergreen Western Power Pool agreement and (ii) a $2,000,000 limit agreement with PacifiCorp Power Marketing having an underlying evergreen power sales agreement.

File No. 70-8883:
_________________

	By order dated January 15, 1997, HCAR No. 26652, the SEC authorized Energy Services to invest, through December 31, 2001, up to $250 million to expand its business to market electricity and other energy commodities and to engage in fuel management and other incidental related activities. In pursuit of such activities, Energy Services may acquire interests in other entities. Such entities may be corporations, partnerships, limited liability companies, joint ventures or other types of entities in which Energy Services might have a 100% interest, a majority interest equity or debt position, or a minority equity or debt position.

	CNG Retail Services Corporation ("CNG Retail") was formed on January 30, 1997 pursuant to the order to engage in the business of selling natural gas and other products at retail.

	This quarterly certificate is filed in accordance with Rule 24, as a notification that of the various transactions authorized, the following have been carried out in accordance with the terms and conditions of the aforesaid order.

1.  Financial Statements.

	A balance sheet and income statement for CNG Retail is filed as Exhibit 8887A hereto.

2.  Source of Revenues.

	The energy commodity marketing revenues of CNG Retail comprised . % of the total revenues of Energy Services for the quarter ending December 31, 1997. Energy Services had no non-gas commodity marketing revenues for the period.

3.  FERC Filings.

The agreement and transaction information contained in the attachment to the CNG Retail power marketing informational filing made with the FERC on January 30, 1997 is filed as Exhibit 8887B hereto.

4.  Parent Credit Support.

	 Energy Services entered an agreement on September 26, 1997 to guarantee the obligations of CNG Retail as a signatory to the Operating Agreement of the PJM Interconnection, L.L.C. The guarantee was limited to an aggregate of $2 million.

       33                                                     Exhibit 8887A
CNG Retail Services Corporation
Balance Sheet
As of December 31, 1997




Assets
______

Property, Plant and Equipment                         $12,182,548
Accumulated depreciation and amortization                (244,783)
                                                      ___________
          Net property, plant and equipment            11,937,765
                                                      ___________
Current assets
Cash and temporary cash investments                     7,882
     Accounts Receivable                                3,604,968
     Receivables - Affiliates                          30,142,867
     Prepayments and other current assets                  12,726
                                                      ___________
          Total current assets                         33,768,443
                                                      ___________
Deferred charges                                        1,691,105
                                                      ___________
          Total Assets                                $47,397,313
                                                      ===========


Stockholder's Equity and Liabilities
___________________________________

Common stockholder's equity
     Common stock                                     $ 6,000,000
     Retained earnings                                 (2,355,482)
                                                      ___________
          Total common stockholder's equity             3,644,518
                                                      ___________
Current liabilities
     Accounts payable                                     153,134
     Accounts Payable - Affiliates                    $42,602,217
     Taxes Accrued                                      1,021,000
     Other current liabilities                            291,444
                                                      ___________
          Total current liabilities                    44,067,795
                                                      ___________
Deferred income taxes                                    (315,000)
                                                      ___________
          Total stockholder's equity and liabilities  $47,397,313
                                                      ===========


       34                                                     Exhibit 8887A
                                                              Continued



CNG Retail Services Corporation
Income Statement
Three Months and Twelve Months to
December 31, 1997



                                        Three Months        Twelve Months
                                       to December 31      to December 31
                                          ___________        ____________

Operating revenues
     Gas sales                            $26,869,567         $37,101,020
     Electricity sales                        279,139             279,159
                                          ___________         ___________
          Total operating revenues         27,148,706          37,380,159

Operating expenses
     Purchased gas                         24,750,419          34,817,490
     Other purchased products                 271,669             271,669
     Operation expense                        844,589           5,815,656
     Depreciation and amortization            213,341             213,341
                                          ___________         ___________
          Subtotal                         26,080,018          41,118,156
                                          ___________         ___________
          Operating income before
             Income taxes                   1,068,688          (3,737,997)
                                          ___________         ___________
Income taxes                                 (396,000)         (1,330,000)
                                          ___________         ___________
     Operating income                       1,464,688          (2,407,997)
                                          ___________         ___________

Interest revenues                              74,868              74,868

Interest expense                               18,376              22,353
                                          ___________         ___________
     Net income                           $ 1,521,180        ($ 2,355.482)
                                          ===========         ===========


       35                                                     Exhibit 8887B

Attachment 1
CNG RETAIL SERVICES CORPORATION
Contracts Executed 4th Quarter 1997

                                                   Effective
Company                  Type                      Date           Term

Allegheny Power          Sales Tariff              10-31-97       Evergreen
                         888 Firm & Non-Firm       10-15-97       Evergreen
                         Sell                      10-31-97       Evergreen
CNG Power Services       Buy/Sell                  12-01-97       Evergreen
Duquesne Light Co.       Network Operating/        11-01-97       Evergreen
                           Integration
First Energy             Network Integration       01-01-98       Evergreen
GPU Energy               Sell                      10-06-97       Evergreen
                         Retail Trans. Agency      11-01-97       12-01-98
                         Operating Cap./Energy     10-14-97       Evergreen
PECO Energy              Inst. Capacity Alloc.     11-01-97       12-31-98
                         Retail Trans. Agency      11-01-97       12-31-98
PP&L                     Retail Trans. Agency      11-01-97       12-31-98
                         Retail Trans. Agency(UGI) 11-01-97       12-31-97
Virginia Elec. & Power   Sales Tariff              11-01-97       11-30-97





Attachment 2

CNG RETAIL SERVICES CORPORATION
Summary of Transaction Activity
For Quarter Ending December 31, 1997

Purchases
                                                Delivery       Nature of
Company                 Total MWh    Price      Point          Service

Allegheny Power         2,121        $22.30     ECAR           Firm

CNG Power Svcs.         9,815         22.30     ECAR           Firm

CNG Power Svcs.           351         25.36     MAAC           Firm

	Each respective "past tense" opinion required by paragraph F(2) of the instructions as to exhibits for Form U-1 will be filed when all transactions authorized under the respective order have been consummated.


                                    CONSOLIDATED NATURAL GAS COMPANY
                                    CNG COAL COMPANY
                                    CNG PRODUCING COMPANY
                                    CNG PIPELINE COMPANY
                                    CNG RESEARCH COMPANY
                                    CNG STORAGE SERVICE COMPANY
                                    CNG ENERGY SERVICES CORPORATION
                                    CNG POWER COMPANY
                                    CNG TRANSMISSION CORPORATION
                                    CNG PRODUCTS AND SERVICES, INC.
                                    CNG MARKET CENTER SERVICES, INC.
                                    CNG FINANCIAL SERVICES, INC.
                                    CONSOLIDATED NATURAL GAS SERVICE
                                      COMPANY, INC.
                                    CONSOLIDATED SYSTEM LNG COMPANY
                                    HOPE GAS, INC.
                                    THE EAST OHIO GAS COMPANY
                                    THE PEOPLES NATURAL GAS COMPANY
                                    VIRGINIA NATURAL GAS INC.
                                    THE EAST OHIO GAS COMPANY AS SUCCESSOR
                                      TO WEST OHIO GAS COMPANY

                                By  N. F. Chandler
                                    Their Attorney



Dated this 27th day
of March, 1998